[NAM TAI LOGO]                                                      NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  LORNE WALDMAN
1790 - 999 WEST HASTINGS STREET                                        PRESIDENT
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816           WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831

                           NAM TAI ELECTRONICS, INC.
                          Orders from New U.S. Customer

VANCOUVER, CANADA -- June 6, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) is pleased to announce that it has won new customer orders from a leading U.S. company that holds a patent for the unique combination of cordless telephone technology with wireless communication technology, to manufacture LCD modules for its patented Dual Mode Communications Terminal ("D Mode CT").

The D Mode CT is the only cordless telephone in the world with multiple handset wireless local loop provider capability. It is an innovative, all-in-one wireless (cellular) and PSTN (landline) communications device which addresses the fast paced-convergence of wireless and cellular, as well as transitioning from landline usage to wireless service usage at home.

"We are excited to continue to win new customer orders for LCD modules, which demonstrates that customers have recognized Nam Tai's capability in providing high quality LCD products," said Mr. Joseph Li, Chief Executive Officer of Nam Tai. "Demand for LCD products in various electronic applications is strong. Leveraging on our experience in the manufacture of LCD products and our dedicated sales and marketing team, we believe we are well-positioned to capture these business opportunities and further expand our customer base."

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information.

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